

The Case for Change at Rockwell Medical, Inc. (RMTI)

Richmond Brothers, Inc. is an SEC-Registered Investment Adviser.

 # DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY RICHMOND BROTHERS, INC., MARK H. RAVICH OR ANY OTHER PARTICIPANT IN THEIR SOLICITATION (COLLECTIVELY, "RICHMOND BROTHERS") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF RICHMOND BROTHERS, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ROCKWELL MEDICAL, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

 # Table of Contents

 # Executive Summary

1. Richmond Brothers, Inc., together with Mark H. Ravich (collectively, "Richmond Brothers" or "we"), is the largest shareholder of Rockwell Medical, Inc. ("Rockwell," "RMTI" or the "Company"), with ownership of approximately 11.8% of the Company's outstanding shares – and has owned Rockwell for approximately 15 years.

2. We have been continually frustrated by Rockwell's failure to create value for shareholders by bringing its already-approved and high-potential drugs to market.

3. We believe that Rockwell's underperformance has been driven by strategic and execution failures coupled with weak corporate governance and a lack of effort to communicate effectively with the market or to take shareholders' concerns seriously.

4. Rockwell's management has continually enriched themselves at the expense of shareholders, in a consistently shocking display of poor corporate governance.

5. A shareholder representative – with an owner's mentality – is sorely needed to provide effective oversight on Rockwell's Board of Directors (the "Board") and to create a culture of accountability to shareholders.

6. The current Board does not appear qualified to lead Rockwell towards becoming a multibillion dollar global drug company and has overseen prolonged underperformance and abysmal corporate governance practices.

 # THE RMTI OPPORTUNITY

> *RMTI's two most promising drugs are Calcitriol, a vitamin D drug, and Triferic, a revolutionary iron therapy. Under current management, these drugs have not been profitable and the Company has not experienced growth. We see the below as the value Mark H. Ravich can unlock if appointed to the Board.*

- **Disruptive Products** – RMTI's medications have the potential to change the way iron is delivered throughout the body.

- **Industry Networks and Connections** – RMTI does business with at least six of the seven main dialysis providers with which 85% of the market resides. As a result, SGA costs will be minimal and there won't be a need for sales teams and expenses relative to drug candidate. RMTI's promising drugs can serve global needs and create international opportunity.

- **Attractive Balance Sheet** – The Company has no debt, which should make the multiple better upon sales and revenue from drug candidates.

- **Pioneering New Standard of Care** – We believe RMTI's platform drug is worth over $1 billion in the market, serving a variety of treatment purposes (anemia, cancer, etc). It is proven to be well-tolerated by patients and is easily administered, leading to more efficient and comfortable care.

As long-term shareholders, we recognize the opportunity at Rockwell and believe that with proper oversight and strategy, the Company can maximize significant value for shareholders.

 WHY ARE WE HERE?

- **Chronic underperformance** – Rockwell's strategy to bring promising drugs to market is not succeeding and has led to a dismal stock performance, resulting in value destruction for shareholders, particularly in reference to Triferic and Calcitriol.

- **Poor communication and lack of response** – We tried on multiple occasions to engage in constructive conversation with Rockwell and the Company took no action to address our concerns until we launched this proxy contest.

- **Egregious corporate governance** – In addition to having an entrenched, staggered and interconnected Board, Rockwell has a terrible executive compensation plan that favors management over the best interests of shareholders. ISS and Glass Lewis have both repeatedly disapproved of the Rockwell Board's egregious stock option grants and consistently criticized them for allowing a pay for performance misalignment. ISS has also repeatedly assigned Rockwell its highest governance risk scores, reflecting the Company's poor governance and failure to improve its practices.



WHY ARE WE HERE?

We have made repeated efforts to engage constructively with Rockwell



Members of Richmond Brothers initially invest in Rockwell

David Richmond, Mark Ravich, and other shareholders corresponded with Rockwell, sending letters and emails expressing concerns to Chairman and CEO, Rob Chioini

David Richmond met with Mr. Chioini at Company headquarters.

David Richmond individually sent several communications to Mr. Chioini regarding his ongoing concerns and suggestions.

Rockwell 2016 Annual Meeting; Board increased to 5 members; Dr. Robin Smith appointed as director

Mr. Richmond emailed Mr. Chioini seeking to arrange a meeting.

Mr. Chioini denied Mr. Richmond's meeting request.

Members of Richmond Brothers entered into a Group Agreement and agreed to engage in discussions with the Company regarding means to enhance shareholder value and corporate governance.

Richmond Brothers filed a Schedule 13D with the SEC, disclosing approximately 11.9% ownership.

| 2002 | Early 2016 | March 2016 | April 2016 | June 2016 | Sept 2016 | Oct 2016 | Feb 2017 |

History of Email Correspondence: https://www.sec.gov/Archives/edgar/data/1041024/000092189517000927/prec14a11265002_04052017.htm;
https://www.sec.gov/Archives/edgar/data/1041024/000092189517000761/ex992to13da211265002_031717.pdf



POSITIVE MARKET REACTION TO RICHMOND BROTHERS FILING



RMTI Share Price

+51.29%* since Richmond Brothers filing

Shareholders clearly want change.

*Calculated as of May 1, 2017

2/21/17 – Richmond Brothers / Ravich 13D filing

Source: Yahoo! Finance, EDGAR

 # RICHMOND BROTHERS AND MARK H. RAVICH

Richmond Brothers, Inc.

- Michigan-based SEC registered investment advisor and wealth management firm
- Founded in 1994
- RMTI is Richmond Brothers' first activist situation; activism is not a standard component of its investment strategy

Mark H. Ravich

- Private investor; currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998.
- Director of Orchids Paper Products Company (NYSEMKT:TIS, $250 million cap) – Chairman of Governance Committee, Member of Audit Committee
- Former CEO and Director of Universal International, Inc., a wholesale retail company – led IPO
- Served as a director on the boards of MR Instruments, Inc. (a designer and manufacturer of advanced MRI Radiofrequency coils) and Dilon Technologies Inc. (a designer and manufacturer of medical imaging solutions), as well as a Board advisor to Scidera Inc. (a provider of clinical laboratory testing services)
- Wharton MBA, Magna Cum Laude

 ROCKWELL'S SERIES OF FAILURES



SUSTAINED UNDERPERFORMANCE

> ## *RMTI's history is characterized by disappointing performance and lack of successful execution*

- Share price is down 52.5% over the past 3 years[1]

- RMTI underperformed the NASDAQ Biotechnology Index (NBI) by 315% over the past 10 years

- RMTI is being sued by Baxter Healthcare Corporation, a subsidiary of Baxter International Inc. (NYSE:BAX), regarding a distribution agreement and Baxter's obligation to pay Rockwell $10 million when Rockwell chooses to build a new manufacturing facility
  - The Baxter lawsuit threatens the Distribution Agreement of RMTI's concentrate products in the U.S. which currently represents a significant percentage of the Company's annual sales

Source: Bloomberg, RMTI's 3/15/17 10-K filing page 7

[1]*Performance is calculated from 2/20/14 – 2/20/17*

 Sustained underperformance: 1, 3, 5, and 10 year

> *RMTI's history is characterized by disappointing performance and lack of successful execution*

	1-Year	3-Year	5-Year	10-Year
RMTI	-24.2%	-52.5%	-38.6%	-21.8%
NBI Index	12.5%	12.4%	151.2%	293.2%
RMTI Underperformance	-36.7%	-64.9%	-189.8%	-315%

*Calculated as of 2/20/17, the day prior to Richmond Brothers' public involvement

Source: Bloomberg, RMTI's 3/15/17 10-K filing page 7



CONSISTENT VALUE DESTRUCTION

Total Shareholder Return - 5 Years

3/16 Stifel downgrades RMTI to hold from buy

11/16 BofA/Merrill downgrades RMTI to underperform from neutral

12/16 BTIG drops coverage of RMTI

3/17 Stifel drops coverage of RMTI

8/14 Calcitriol approved

1/15 Triferic approved

2/17 Failure to get FDA approval to manufacture Calcitriol

RMTI US Equity   Nasdaq Biotechnology Index (NBI)

Sources: 3/16 Stifel analyst report, 11/16 BofA/Merrill analyst report, 2/21/17 Rockwell press release, Yahoo! Finance



TRIFERIC – FAILURE TO MONETIZE



- It has now been **over two years since the approval of Triferic**, Rockwell's promising drug that has the potential to become the standard of care iron maintenance therapy for hemodialysis patients – **and the drug has not generated material revenue.**

- After leading analysts to believe that significant Triferic sales would begin in Q4 2015, the Company announced on a conference call in February of 2016 that there were effectively no sales of Triferic.

  - **Analysts at Stifel Nicolaus, Merrill Lynch, BTIG, Oppenheimer, and Summer Street Capital all downgraded Rockwell. Additionally, all of these analysts have subsequently dropped their coverage of Rockwell altogether.**

- Rockwell has continuously argued that it is seeking transitional add-on pricing (instead of bundled pricing) for Triferic, but has not provided any meaningful updates on this process.

- Furthermore, though Rockwell has pursued deals to license Triferic internationally, the Company has fallen woefully short when it comes to the approval of Triferic outside the U.S. – Rockwell has had an approved drug for over two years, but the Company doesn't have approval in any other country to date.

> *Rockwell shareholders – and dialysis patients – have waited long enough for Triferic to get to market.*



TRIFERIC'S HIGH POTENTIAL...

Analysts have recognized the clear potential of Triferic

"On a longer term basis, if Triferic advances towards a full commercial launch, we believe that revenue can exceed $300 million given the expected ramp in Triferic and Calcitriol. Applying a 7x revenue multiple would produce a ~$42 stock price."
— *February 2017 Craig-Hallum Analyst Report*

"We believe the highly impressive ESA-sparing ability in a real world practice bodes very well for Triferic's adoption, and that the commercial success of Triferic should not depend on reimbursement."
— *November 2016 BTIG Analyst Report*



...Hindered by Poor Execution...

Analysts have also called Rockwell's failure to move it forward

"Likelihood and timing of transitional add-on payment decision for Triferic remains opaque...In the absence of any tangible update, we have removed 2017 revenues for Triferic from our model."
— *March 2017 Morgan Stanley Analyst Report*   Morgan Stanley

"With no set timeline on CMS discussions or on a full rollout, we continue to have little visibility into Triferic's trajectory."
— *November 2016 Stifel Analyst Report*   STIFEL

"However, timelines for [Triferic and Calcitriol] have slipped on multiple occasions and we have limited visibility on when they will be launched."
— *November 2016 Craig-Hallum Analyst Report*   CRAIG-HALLUM



...Has Left Many with Unanswered Questions

"If I heard you correctly, you're not really going to be launching Triferic until you get approval of this powder, this new packaging, and it doesn't seem like you have any kind of agreement on reimbursement from CMS...so are you also not going to able to price Triferic until you have agreement with CMS, because this is already a year plus after launch, and I guess I'm a little bit surprised you can't seem to launch this product at all?"

— *Annabel Samimy, Analyst, Stifel on Rockwell's Q4 2015 Earnings Call*   **STIFEL**

"The Rockwell conference call lasted just 28 minutes. It ended abruptly after Stifel analyst Annabel Samimy asked Chioni* to explain why the Triferic commercial launch was such a disaster. She was the only analyst to ask a question."

— *Adam Feuerstein for TheStreet, 3/1/16*   **The Street**

"Rockwell did not take questions at the end of the call, although we were in the queue to ask the following: (1) Has the company received any feedback from CMS on the feasibility of pass-through status?...(6) how long do you expect Triferic pilot studies would take in larger dialysis units?"

— *March 2017 Morgan Stanley Analyst Report*   **Morgan Stanley**

Sources: RMTI Earnings Transcript Q4 2015, March 2017 Morgan Stanley Analyst Report, TheStreet: *Rockwell Medical's 'Exceptional Year' of Nonexistent Dialysis Drug Sales*

*Spelling is incorrect in article



CALCITRIOL – FAILURE TO MONETIZE



Calcitriol, the Company's vitamin D drug, has been approved for nearly three years but still is not on the market.



➢ **March 2013:** Rockwell says that Calcitriol will be submitted later that month under expedited review, and that it should launch immediately upon approval

➢ **August 2014:** Rockwell says that Calcitriol received FDA manufacturing approval, should launch at end of year

➢ **November 2014:** Rockwell says it should start supplying Calcitriol to patients in Q1 2015

➢ **March 2015:** Rockwell says it will launch Calcitriol near the end of the second quarter

➢ **November 2015:** Rockwell says Calcitriol is getting closer to having needed level of supply to launch

➢ **February 2017:** Rockwell announces that Calcitriol failed a stability test and would have to start the manufacturing process over, which will cause a delay of at least four to six months.

18

Sources: Rockwell SEC filings and earnings transcripts



MANAGEMENT'S FAILURE TO LAUNCH – IN THEIR OWN WORDS

Broken Promise
"On our previous call, we stated that, based on our prelaunch activity at that time, our commercial launch for Triferic and Calcitriol was estimated for the July-August timeframe. As of today, August 4, I'm happy to tell you we remain on-track." – Rob Chioini, Q2 2015 earnings call

Stringing Shareholders Along
"We expect it [Triferic] to be commercially available very soon." – Rob Chioini, Q1 2016 earnings call

Unrealistic Guidance
"[Triferic] will go global and we are in negotiations with several companies to manufacture and market it worldwide" – Rob Chioini, Oakland County Prosper

Acknowledgment of Failures
"I just ended the call, or I ended my portion of the call, Calcitriol is not selling yet. As far as Triferic goes, there were some sales, they were minimal, not material to report." – CFO Tom Klema, Q3 2015 earnings call

More Excuses
"We are very excited about Triferic's commercial potential in the U.S. as well as globally...If another study is required, we anticipate the IV product, [Triferic], will be ready for commercial use mid-year 2018." – Rob Chioini, Q4 2016 earnings call

| August 2015 | August 2015 | November 2015 | May 2016 | March 2017 |

Sources: RMTI earnings transcripts from Q2 2015, Q3 2015, Q1 2016, Q4 2016; "Rockwell Medical's innovative drug Triferic will impact iron deficiency therapy around the world," Oakland County Prosper, April 3, 2015, available at http://www.oaklandcountyprosper.com/features/rockwellmedicaltrifericrelease.aspx

19

 LEADERSHIP IS CLEARLY OUT OF TOUCH WITH SHAREHOLDERS



In an April 2015 interview with *Prosper*, Mr. Chioini boasted of Triferic:

"We don't feel like we've won the championship yet. We're in the Final Four right now; we're getting close!"[1]

It's been more than two years since Mr. Chioini's interview—and real progress and monetization remains undelivered.

[1] *"Rockwell Medical's innovative drug Triferic will impact iron deficiency therapy around the world," Oakland County Prosper, April 3, 2015, available at http://www.oaklandcountyprosper.com/features/rockwellmedicaltrifericrelease.aspx*

20



FAILURE TO COMMUNICATE WITH THE MARKET AND SHAREHOLDERS

RMTI stands out among its competitors as a company unwilling to engage in constructive discussion with shareholders and the analyst community.

Company	Current Number of Sell-Side Analysts	Allow Shareholder Questions on Earnings Calls?
RMTI	2	NO
Fresenius Medical Care AG & Co. KGAA (FMS)	4	YES
Amicus Therapeutics, Inc. (FOLD)	5	YES



REWARDING MANAGEMENT DESPITE UNDERPERFORMANCE



MANAGEMENT IS OVERCOMPENSATED

> *Rockwell's historical compensation practices reinforce the incumbent Board's obvious disinterest in proactively taking action in the best interests of shareholders.*

- Chairman and CEO Rob Chioini's pay was <u>5.49 times the median of the Company's peers in 2014</u> and <u>4.61 times the median of peers in 2015</u>. [1]

- *Chioini was #12 on Crain's Detroit's ranking of top-paid area CEOs in 2014. For comparison, #13 was the CEO of Domino's Pizza, a company that currently has a $9 billion market cap.*



CRAIN'S DETROIT BUSINESS

May 26, 2015 4:59 p.m.   UPDATED 5/31/2015

Top-compensated CEOs: 2014's top 25 made 26% more than those on the 2013 list

By Crain's Detroit Business

12. Rob Chioini earned $8,511,639 in total compensation in 2014 as founder, chairman, president and CEO of Rockwell Medical Inc.

[1] ISS reports for Rockwell's 2015 and 2016 annual meetings

 ROB CHIOINI'S STOCK OPTIONS

> *While public shareholders were significantly diluted by the Company's "botched" financing in 2013 (where the Company allowed itself to run so low on funds that short sellers were able to run a classic liquidity squeeze short on the Company), Rob Chioini has managed to more than make up for this dilution via his excessive option grants.*

Rob's options as of year-end 2016:

- 2,483,331 = number of exercisable options at various execution prices

- 766,669 = additional options that have not vested yet

- 1,140,000 = options that Rob has exercised since June 2013 alone

Sources: RMTI proxy statements and Form 4 filings

 # ROB CHIOINI'S BONUS

> *Why did Rob get a $805,205 (95% out of 100% of pay potential) bonus in 2016 for accomplishing basically nothing?*

- Failed to get Triferic pricing approved during the Obama administration despite repeatedly assuring shareholders he would.

- Failed to launch Calcitriol once again as he assured shareholders he would.

- Got into a lawsuit with Baxter over his current core business.

- Failed to finalize business development deals in Japan and India as he told shareholders he would by the end of 2016.

- Failed to show any specific progress towards using Triferic for other indications.

- Repeatedly failed to communicate with Rockwell's shareholders in a meaningful way.



SHAREHOLDERS ARE CLEARLY FRUSTRATED

Rockwell shareholders voted down the Company's proposed executive compensation plan (LTIP) at the 2016 Annual Meeting.

Nearly 11 million "withhold" votes were cast for the director running for election in 2016.

Item 5.07   Submission of Matters to a Vote of Security Holders.

On June 2, 2016, Rockwell Medical, Inc. (the "Company") held its Annual Meeting of Shareholders. At the Annual Meeting the shareholders (1) reelected one incumbent director for a term expiring in 2019, (2) did not approve the Company's 2016 Long Term Incentive Plan, and (3) ratified the selection of Plante & Moran, PLLC as the Company's independent registered public accounting firm for 2016. The following tables set forth the final voting results on each matter.

Director Nominee	For	Withheld	Broker Non-Votes	
Ronald D. Boyd	14,011,364	10,981,850	22,314,175	

Proposal	For	Against	Abstain	Broker Non-Votes
Approve the 2016 LTIP	11,977,282	12,806,542	209,390	22,314,175
Ratify the selection of Plante & Moran, PLLC	43,453,090	3,746,013	108,286	—

Source: Rockwell Form 8-K, June 6, 2016



THE BOARD APPEARS TONE-DEAF TO SHAREHOLDER CONCERNS

> *Recently, Rockwell stooped to new lows with its proposed*
> *2017 equity compensation plan.*

- It is shocking that the Board believed introducing a significantly more dilutive plan was appropriate after shareholders voted down the 2016 plan, which sought to reserve a total of 7,500,000 shares for issuance under its proposed 10-year life.

- The Board initially adopted the **2017 plan in a form containing an "evergreen" provision that by our calculations would have allowed more than 29,000,000 shares to be issued during its 10-year life. This would have represented an extreme potential for dilution – more than 50% of outstanding shares.**

- This egregious action would have been in addition to the nearly 22% of the Company's shares that have already been granted to insiders under prior equity plans. [1]

> *The Experts Say: "The bottom line here is to avoid evergreens where possible..."*
> *– The New Compensation Committee Responsibilities–*
> *A Roadmap For Meeting The New Standards And Avoiding Personal Liability," The Corporate Counsel, available at:*
> *https://www.compensationstandards.com/files/tcc/tccsepoct04.htm*

[1] *According to Rockwell's public filings, 11,434,306 securities were granted under Rockwell's 2007 Long Term Incentive Plan*



ROCKWELL ONLY REACTIVELY PARED BACK 2017 EQUITY COMPENSATION PLAN

> *Rockwell only revised its 2017 equity compensation plan to remove the "evergreen" provision after we publicly criticized it in an April 6th press release.*

- While the removal of the "evergreen" provision is a victory for shareholders, nothing changes the fact that the Board adopted and unanimously recommended for approval the 2017 plan in a form that could have proven to be disastrous for shareholders.

- Saving shareholders from significant potential dilution over the next decade appears clearly driven by our public criticism – signaling that, without a direct representative in the boardroom, shareholders' best interests will likely continue to play second fiddle to those of insiders.

- Despite the removal of the "evergreen" provision, Mr. Chioini will still immediately be granted another 775,000 options if the 2017 plan is approved (in addition to the 245,000 share performance-based stock grant awarded to him just prior to the expiration of the prior equity plan).

 # ROCKWELL'S PERFORMANCE STANDARDS APPEAR TO BE MORE FOR SHOW THAN AN ACTUAL HURDLE

> *The performance tests for 2017 equity grants all but assure the vesting of awards over time. Additionally, only **ONE** test must be met to fully vest the award.*

- **Test 1: Reported net sales in any four consecutive quarters of $100,000,000 or greater**. As there is no time frame, this can easily be met as sales grow in Rockwell's current business or from any new business it develops or acquires over time, regardless of whether it enhances shareholder value.

- **Test 2: The market capitalization of the Company is greater than $600,000,000 for 10 consecutive days.** This is well below the Company's market cap of approximately $900MM during June of 2015 and again has no time frame.

- **Test 3: One year following the date CMS assigns the Company transitional add on reimbursement payment status of the drug Triferic**. Again, there is no deadline to achieve this by and this would come into effect even if the payment amount is not greater than the current reimbursement amount, which would be a disaster given the over 2 years of delay in marketing the drug hoping for a higher transitional payment.

 # WHY SHOULD MANAGEMENT BE REWARDED FOR POOR PERFORMANCE?

It Doesn't Add Up

Despite the Company losing half its value in three years, Chairman and CEO Rob Chioini has remained excessively compensated—by industry standards and compared to peers.



Total Shareholder Return - 3 Years

Performance is calculated from 2/20/14 – 2/20/17

Sources: RMTI SEC filings, Yahoo! Finance

ROCKWELL'S TROUBLING CORPORATE GOVERNANCE



PRACTICES

 ## Rockwell's Litany of Governance Flaws

✕ **Entrenched Board** – Of the Company's five current directors, three have been on the Board for 17 years and a fourth has been a member for more than 11 years.[1] Despite adding Dr. Robin Smith to the Board in June 2016, Rockwell didn't allow its shareholders to vote on her election this year.

✕ **Staggered Board** – Each member of Rockwell's Board is subject to re-election every three years, rather than every year.

✕ **Combined Chairman & CEO roles** – Creates undue concentration of control and inherent conflicts.

✕ **Absurd Standard for Action by Written Consent** – Rockwell requires action by written consent to be unanimous unless the proposed action is pre-approved by the Board.

✕ **High Standard for Special Meetings** – The Company permits shareholders to call special meetings only upon the request of a majority of the outstanding shares. However, <u>**special meetings may not be called for the purpose of electing directors.**</u>

[1] Richmond Brothers acknowledges that following the 2017 Annual Meeting, two directors will have served on the Board for 17 years and a third will have been a member for more than 11 years as a result of Mr. Holt not standing for reelection at the 2017 Annual Meeting.



DR. ROBIN SMITH – NOT WHAT ROCKWELL NEEDS

Rockwell praised Smith's "strategic, operational and management experience", but let's look at the facts around her previous leadership and board experience:

✗ Smith is the former CEO of the NeoStem family of companies (re-named Caladrius Biosciences, Inc. (Nasdaq:CLBS) in June 2015).

✗ The last year she was affiliated with Caladrius the company had sales of $22,487,000 with a net loss of $80,886,000.

✗ The company has gone through three 1-for-10 reverse splits (August 9, 2007, July 16, 2013, July 28, 2016) in an attempt to increase its per share trading price.

✗ Smith appears to have no relevant experience with regard to RMTI's long-term goals.

✗ Is this the type of leadership Rockwell needs when trying to become a multi-billion dollar pharma company launching drugs all over the world?

Dr. Robin Smith's appointment has failed to address Rockwell's corporate governance flaws – accountability is still lacking and she rubber-stamped the outrageous equity compensation plan.

Source: Caladrius SEC filings



DAVID DOMZALSKI – NOT WHAT ROCKWELL NEEDS



Rockwell has touted Domzalski's experience, but let's look at the facts:

✗ Until 2014, Domzalski's experience was only in Sales and Marketing. With 85% of RMTI customers controlled by 7 companies, all of which are known to RMTI because of their dialysate business, these skills will not add any real value toward RMTI's long term goals.

✗ Domzalski's current role is President of the U.S. Subsidiary of Foamix Pharmaceuticals Ltd., an Israeli company with only $5.5 million in sales and whose primary drug candidate recently did not meet its phase 3 endpoints – <u>causing the stock to drop 47% in one day</u>.

✗ While Vice President of Sales & Marketing at Leo Pharma, Inc. from 2009 to July 2013, Domzalski only delivered meager sales, despite having hired a 200 person sales team (2012 revenues at Leo's U.S. division were up only 3%).

✗ <u>No prior board experience.</u>

Is Domzalski really the kind of director who can help build a leading biopharma company?

Sources: Leo Pharma 2012 Management Review; Yahoo Finance.



STALE AND INTERCONNECTED BOARD



Rob L. Chioini,
Chairman and CEO
Board tenure: 17 years



Ronald D. Boyd
Board tenure: 17 years



Kenneth L. Holt*
Board tenure: 17 years

Boyd and Holt are both Co-Owners and Managing Partners of Southeast Acute Services, LLC and Southern Renal Administrators



Patrick J. Bagley
Board tenure: ~12 years



Dr. Robin L. Smith
Board tenure: ~1 year

* Not standing for re-election

Rockwell's Response – Out of Touch and Purely Defensive



CORPORATE GOVERNANCE "ENHANCEMENTS"?

- Rockwell's recently announced corporate governance "enhancements" are too little, too late. We believe they are "window dressing" put in place in an effort to win the proxy contest.
    - The last conference call, which occurred after our involvement, was the first time the pipeline was ever discussed with timelines.

- We believe this announcement was purely a reactive move **sparked by our public involvement** – and we strongly doubt this sort of change would continue unless a shareholder representative is on the Board.

- Actions speak louder than words – while the Company has paid lip service to corporate governance, it is currently suing us and another shareholder in what we see as an attempt to silence shareholders and perpetuate the status quo.

- How does appointing a lead independent director with a 12-year tenure on a five member Board who has participated in Rockwell's poor corporate governance over the years actually change anything?

Rockwell's leadership is tone-deaf to shareholders' concerns.



ROCKWELL'S IDEA OF COMMUNICATION IS SUING SHAREHOLDERS

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF MICHIGAN

ROCKWELL MEDICAL, INC.,

　　　　　　Plaintiff,　　　　　　Case No. 17-cv-10757

　　　　vs.　　　　　　　　　　　Hon.

RICHMOND BROTHERS, INC.,
a Michigan corporation,

RBI PRIVATE INVESTMENT I, LLC,
a Delaware limited liability company,

RBI PI MANAGER, LLC,
a Delaware limited liability company,

Rockwell tried to use the threat of a lawsuit to get us to back down:

On March 7, 2017, Rob Chioini told David Richmond that Rockwell would not initiate litigation against Richmond Brothers if the Nomination Letter were withdrawn and Richmond Brothers agreed not to nominate or otherwise seek to influence management or the Board for at least the next 12 to 24 months.

The lawsuit against us – and those against other shareholders – are evidence of the lengths to which Rockwell's leadership will go to keep shareholders' voices out of the boardroom.

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 The Change Rockwell Needs

Mark H. Ravich will ask the right questions, hold management accountable and push back against pay for non-performance

Mark H. Ravich – Strong Board and Executive Experience

Mr. Ravich's prior board experience coupled with his financial and management expertise will make him a valuable addition to the Board.



Mark H. Ravich
Management Experience
Board Experience
TRISTAR MANAGEMENT, INC.
Co-Founder
President
Universal International Inc.
CEO
Led IPO
Director
M R INSTRUMENTS INCORPORATED
Director
Dilon Technologies
Director
scidera
Advisor
ORCHIDS PAPER
Chairman of Governance Committee
Member of Audit Committee

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OUR IMPACT – ALIGNED WITH ALL SHAREHOLDERS

Below are potential steps that Mark would take to improve Rockwell from corporate governance and strategic standpoints

Governance

- Hire an outside consultant or self review the Board to determine successes and pain points and to develop best practices
- Appoint a lead independent director that is truly independent of the CEO and the Company
- Refresh the Board with members who have specific skills in managing a multibillion dollar global drug company
- Create and implement a performance-based executive compensation plan fair to both management and shareholders
- Split the Chairman and CEO roles and conduct frequent reviews of the CEO

Strategy

- Develop and disseminate to shareholders a comprehensive 5-year written business plan and global strategy to ensure the right steps are taken to support the vision of the CEO/Board and allow for frequent review of progress
  - The plan would be complete with timelines to commercialization, market sizes, a global strategy and estimate of costs
- Educate the markets and Wall Street on current drugs and pipeline by holding an analyst day
- Publish peer-reviewed journal articles to validate the sales philosophy and increase transparency around drug candidates, characteristics, and timelines

Shareholder Value Creation

 APPENDIX

 # MARK H. RAVICH – BIOGRAPHY

Mark H. Ravich, age 64, currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998. Mr. Ravich has also served as a director of Orchids Paper Products Company (NYSEMKT:TIS), a national supplier of high quality consumer tissue products, since February 2013, where he also serves as Chairman of its Governance Committee and a member of its Audit Committee. Mr. Ravich has also served as a director of each of MR Instruments, Inc., an independent designer and manufacturer of advanced MRI Radiofrequency coils, since June 2004, and Dilon Technologies Inc., a designer and manufacturer of medical imaging solutions, since October 2010. Previously, from 1990 until its sale in 1998, Mr. Ravich served as the Chief Executive Officer and a director of Universal International, Inc., a wholesale retail company, where he also led its IPO. From 1978 to 1990, Mr. Ravich was a developer of commercial real estate where he was involved with all aspects of development, finance, construction, marketing, leasing and management of various commercial, industrial, office and multi-family real estate projects. Mr. Ravich began his career in 1975 as an account officer at Citibank N.A., where he made real estate construction loans to national real estate developers. Mr. Ravich also currently serves as a board advisor to Scidera Inc., a genomics company, and is the chief manager of various real estate entities. Mr. Ravich graduated Magna Cum Laude from the Wharton School of the University of Pennsylvania with a BSE and an MBA degree with a major in finance.